April 18, 2019

Lisa Feng
Interim Chief Financial Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Freemont, CA 94539

       Re: ACM Research, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 14, 2018
           File No. 001-38273

Dear Ms. Feng:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits and Financial Statement Schedules, page 100

1. We note that your Form 10-K does not include the required certifications. Please file a complete amendment of the Form 10-K, including the full text of Exhibits 31 and 32.
       Refer to Item 601 of Regulation S-K and Exchange Act Rule 13a-14.
Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 6. Exhibits, page 39

2. We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct
 Lisa Feng
ACM Research, Inc.
April 18, 2019
Page 2
         certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to
         Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2018 and June 30, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett, Staff Accountant, at 202-551-3606 or Gary Todd,
Senior Accountant, at 202-551-3605 with any questions.



FirstName LastNameLisa Feng                                    Sincerely,
Comapany NameACM Research, Inc.
                                                               Division of
Corporation Finance
April 18, 2019 Page 2                                          Office of
Electronics and Machinery
FirstName LastName